Mail Stop 3561

August 14, 2006

Scott Goldsmith, President
Prevention Insurance.Com
2770 South Maryland Parkway
Suite 416
Las Vegas, Nevada 89109

> **Re:** **Prevention Insurance.com**
> **Form 10-KSB for Fiscal Year Ended**
> **April 30, 2005**
> **Filed July 27, 2005**
> **2005 Forms 10-QSB**
> **File No. 0-32389**

Dear Mr. Goldsmith:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB as of April 30, 2005

Item 8A. Controls and Procedures

1.   Revise to include the disclosures required by Items 307 and 308(c) of Regulation S-B.

Exhibit 31.2

2.   In item 1, we note your reference to the Form "10QSB" when the certificate relates to your Form 10-KSB. Also, we note various other differences between the language of your certification and the language required by Item 601(b)(31) of Regulation S-B. Please revise your certification accordingly.

Forms 10-QSB as of July 31, 2005, October 31, 2005 and January 31, 2006

3.   Revise the 2005 Forms 10-QSB to comply with our comments above, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before September 5, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies